SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

MyGO Games Holding Co.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

628518102
(CUSIP Number)

Daniel J. Hammett, Chief Executive Officer
1707 Post Oak Boulevard, Suite 215
Houston, Texas 77056
(832) 900-9366
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 628518102

1.              NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Daniel S. Miller

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [  ]
                                                                                                                                        (b)  [  ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
        OO

5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
                PURSUANT TO ITEMS 2(d) or 2(e)

6.             CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

NUMBER OF SHARES	7. SOLE VOTING POWER 22,500,000
BENEFICIALLY OWNED	8. SHARED VOTING POWER 0
BY EACH REPORTING	9. SOLE DISPOSITIVE POWER 22,500,000
PERSON WITH	10. SHARED DISPOSITIVE POWER 0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,500,000 common shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
        23.00%

14.   TYPE OF REPORTING PERSON*
                IN

SCHEDULE 13D
CUSIP NO. 628518102

Item 1.  Security and Issuer.
- ------   -------------------
MyGO Games Holding Co. (formerly OBJ Enterprises, Inc.)
1707 Post Oak Boulevard, Suite 215
Houston, Texas 77056
Common shares, par value $0.0001

Item 2.  Identity and Background.
- ------   -----------------------
(i)(a)	Daniel S. Miller (“Miller”)
(b)	Business address: 1707 Post Oak Boulevard, Suite 215, Houston, Texas 77056
(c)	Present occupation: COO, Secretary and Director of the Issuer
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which Miller was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which Miller was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration.
- ------    ------------------------------------------------
OO – See Item 4 and Item 5

Item 4.  Purpose of Transaction.
- ------    ----------------------
On July 28, 2014, Miller received options exercisable for up to 22,500,000 of the Issuer’s common shares, at an exercise price of $0.05 per share, through December 31, 2024.  The options were originally granted to Miller on May 1, 2014, to be exercised for membership interests in MyGo Games, LLC, a Minnesota limited liability company (MyGo Games).  The option agreement was subsequently amended as a result of a share exchange between the Issuer and MyGo Games.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------
Miller holds options exercisable for up to 22,500,000 of the Issuer’s common shares at $0.05 per share, through December 31, 2024.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
- ------   ------------------------------------

Membership Interest Option Agreement dated May 27, 2014

Amendment to Membership Interest Option Agreement dated June 19, 2014

Item 7.              Materials to be Filed as Exhibits.
- ------   ------------------------------------

Exhibit 7.1                            Membership Interest Option Agreement dated May 27, 2014

Exhibit 7.2                            Amendment to Membership Interest Option Agreement dated June 19, 2014

Signed:                            July 28, 2014

         /s/ Daniel S. Miller
         Daniel S. Miller